

Mail Stop 7010

July 17, 2006

via U.S. mail and facsimile

David D'Addario
Chief Executive Officer
Wise Metals Group LLC
857 Elkridge Road, Suite 600
Linthicum, MD 21090

       RE: **Wise Metals Group LLC**
              Form 10- K for the Fiscal Year Ended December 31, 2005
              Filed March 31, 2006
              File No. 3-117622

Dear Mr. D'Addario:

       We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should amend your filing and revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 6. Selected Consolidated Financial Information, page 19

1. We note your disclosure of adjusted EBITDA. You state that you include this information because this measure is used to measure your compliance with debt

covenants and to evaluate your ability to service debt. This disclosure suggests that adjusted EBITDA is a liquidity measure, rather than a performance measure. Accordingly, it would appear that the most directly comparable financial measure in accordance with GAAP to which you should reconcile this measure would be cash flows from operations. In addition, we note that adjusted EBITDA excludes charges or liabilities that required, or will require, cash settlement, which is prohibited by Item 10(e)(1)(ii)(A) of Regulation S-K. Please advise. If you believe that this disclosure is consistent with the fact pattern discussed in question 10 of the SEC's *Frequently Asked Questions Regarding the Use of Non-GAAP Measures* located on the SEC's website, please explain the basis for your conclusion in detail. In addition, please add the disclosures discussed in question 10 in future filings. In your response, please show us what your disclosures will look like.

Item 7. Management's Discussion and Analysis, page 20

2. We note your disclosure of conversion revenue, costs, and margin. In future filings, please disclose how you calculated the LIFO adjustment and why you exclude it in calculating conversion revenue. In your response, please show us what your disclosures will look like.

Summary of Significant Accounting Policies, page 34

3. We note your history of losses and cash outflows from operations. Please tell us and disclose, in future filings, your policy with respect to identifying, measuring and recognizing impairments of property, plant and equipment. Please also tell us how you applied this policy in each year presented in determining that no impairment exists. In addition, please expand your management's discussion and analysis to (1) identify material assets analyzed for impairment for which an impairment charge has not yet been recorded, (2) discuss circumstances where impairment charges are reasonably likely to have a material effect on results of operations in future periods, and (3) discuss the significant uncertainties, assumptions, effects of changes in these assumptions associated with your impairment-related estimates, if you determine that your impairment policy is a critical accounting policy.

Commitments and Contingencies, page 43

4. You disclose that you believe you have meritorious defenses relating to your litigation with Merrill Lynch and the action brought by a former executive. We remind you that if the conditions of paragraph 8 of SFAS 5 are met, the estimated loss from the loss contingency should be accrued. However, if paragraph 8 criteria is not met and no accrual is made, please state the amount or range of the

reasonably possible loss or state that such an estimate cannot be made.   Please
confirm, if true, that you will comply with SFAS 5 in future filings.

Disclosure Controls and Procedures, page 44

5. We note that your chief executive officer and chief financial officer concluded
    that your disclosure controls and procedures "…are effective to ensure that
    information required to be disclosed in our periodic reports filed with the
    Securities and Exchange Commission is recorded, processed, summarized and
    reported as and when required. In addition, they concluded that there were no
    significant deficiencies or material weaknesses in the design or operation of
    internal controls which could significantly affect the Company's ability to record,
    process, summarize and report financial information." This is an incomplete
    definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-
    15(e) of the Exchange Act. Please confirm to us and revise in future filings your
    disclosure to clarify, if true, that your officers concluded that your disclosure
    controls and procedures are effective to ensure that information required to be
    disclosed by you in the reports that you file or submit under the Exchange Act is
    recorded, processed, summarized and reported, within the time periods specified
    in the Commission's rules and forms, and to ensure that information required to
    be disclosed by an issuer in the reports that it files or submits under the Exchange
    Act is accumulated and communicated to your management, including its
    principal executive and principal financial officers, or persons performing similar
    functions, as appropriate to allow timely decisions regarding required disclosure.

6. Furthermore, we note your statement that the "design of any system of controls is
    based in part upon certain assumptions about the likelihood of future events, and
    there can be no assurance that any design will succeed in achieving its stated
    goals under all potential future conditions, regardless of how remote." Please
    revise to state clearly, if true, that your disclosure controls and procedures are
    designed to provide reasonable assurance of achieving their objectives and that
    your principal executive officer and principal financial officer concluded that your
    disclosure controls and procedures are effective at that reasonable assurance level.
    In the alternative, remove the reference to the level of assurance of your
    disclosure controls and procedures. Please refer to Section II.F.4 of
    Management's Reports on Internal Control Over Financial Reporting and
    Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No.
    33-8238.

Segments

7. From your disclosure, we note that you manage the operations of Wise Alloys,
    Wise Recycling and Listerhill Total Maintenance Company. Wise Alloys
    principally manufactures and sells aluminum can sheet to aluminum can

producers and also serves the transportation and building and construction markets. Wise Recycling is engaged in the recycling and sale of scrap aluminum and other non-ferrous metals. Listerhill Total Maintenance Company specializes in providing maintenance, repairs and fabrication to manufacturing and industrial plants all over the world. Given the distinct operations of each company, please tell us how you determined that you only have one reportable segment.   As part of your response, please discuss what you consider to be your operating segments consistent with paragraph 10 of SFAS 131. Please also provide us with a copy of the internal financial reports regularly reviewed by your chief operating decision maker as of December 31, 2005 and March 31, 2006. If you determine that you have more than one operating segment, citing factors set forth in paragraph 17 of SFAS 131, please discuss how you concluded it was appropriate to aggregate. As part of your aggregation analysis, please provide us with an analysis that includes historical revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another).

Exhibit 32

8. We note that you have included section 906 certification with respect to your Form 10-K for the year ended December 31, 2004 in your Form 10-K for the year ended December 31, 2005. Please amend your Form 10-K for the year ended December 31, 2005 to include the correct certifications.

*   *   *   *

As appropriate, amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief